Exhibit 99.2

CRITICAL METALS CORP

Consolidated Financial Statements

For the Half Year Ended 31 December 2023 and 2024

1 | Page

CRITICAL METALS CORP

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE HALF YEARS ENDED 31 DECEMBER 2024 AND 2023 (UNAUDITED)

	Note	31 December 2024 $	31 December 2023 $
Continuing operations
Other income		359,859	540
Foreign exchange	4	913,268	2,042
Consultants and professional services expenses	4	(972,010)	(138,613)
Travel and entertainment		(146,805)	-
Directors’ fees	4	(688,768)	-
Share based payments to directors and management	24	(17,922,048)	-
Compliance and regulatory fees	4	(389,033)	(40,857)
Administration expenses		(165,589)	(5,786)
Promotion, IR and PR expenses	4	(182,589)	(32,466)
Insurance		(1,345,240)	-
Finance costs	4	157,639	(12,680)
Depreciation expense	10	(871)	(3,442)
Depreciation expense – leased assets	14	(5,098)	(14,345)
Share of net profits of associate	13	1,714	-
Merger expenses	4	-	(1,594,102)
Exploration expenditure expensed		(238,309)	-
Gain on fair value of warrants	20	6,148,162	-
Share of net profits of JV accounted for using the equity method	12	100,994	-
Other expenses		(3,730)	-
Profit/(loss) before income tax		(14,378,454)	(1,839,709)
Income tax expense	5	-	-
Profit/(loss) after tax		(14,378,454)	(1,839,709)

Other comprehensive income, net of income tax
Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations		(1,640,314)	499,844
Other comprehensive (loss)/profit for the period, net of income tax		(1,640,314)	499,844

Total comprehensive (loss)/profit for the period		(16,018,768)	(1,339,865)

Profit/(loss) per share for the period
Basic profit/(loss) per share	25	(0.16)	(18,397.09)
Diluted profit/(loss) per share	25	(0.16)	(18,397.09)

The above Condensed Consolidated Statements of Comprehensive Income (Loss) is to be read in conjunction with the
Notes to the Condensed Consolidated Financial Statements.

2 | Page

CRITICAL METALS CORP

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT 31 DECEMBER 2024 AND 2023 (UNAUDITED)

	Note	31 December 2024 $	30 June 2024 $
ASSETS
Current Assets
Cash and cash equivalents	6	149,480	1,259,242
Other receivables	7	402,664	837,930
Prepaid expenses	8	-	1,645,180
Total Current Assets		552,144	3,742,352

Non-Current Assets
Restricted cash and other deposits	9	15,020,046	15,020,679
Property and plant and equipment, net	10	1,097	853
Deferred exploration and evaluation expenditure	11	34,619,150	35,213,542
Investment in joint venture	12	95,769,243	5,000,000
Investment in associate	13	344,953	343,239
Right of use asset	14	25,035	30,871
Total Non-Current Assets		145,779,524	55,609,184

TOTAL ASSETS		146,331,668	59,351,536

LIABILITIES
Current Liabilities
Trade and other payables	15	11,896,646	13,226,525
Provisions	16	25,111	24,200
Lease liability	17	10,012	9,842
Funding from related party	18	6,008,590	4,268,857
Warrants liability	20	39,758,952	45,907,114
Total Current Liabilities		57,699,311	63,436,538

Non-Current Liabilities
Offtake prepayment	19	15,000,000	15,000,000
Lease liability	17	17,951	23,796
Total Non-Current Liabilities		15,017,951	15,023,796

TOTAL LIABILITIES		72,717,262	78,460,334

NET ASSETS		73,614,406	(19,108,798)

EQUITY
Share capital	21	141,997,899	51,508,320
Unissued Capital	22	45,734,183	45,734,183
Reserves	23	56,989,260	40,377,181
Accumulated deficit		(171,106,936)	(156,728,482)

TOTAL EQUITY		73,614,406	(19,108,798)

The above Condensed Consolidated Statements of Financial Position is to be read in conjunction with the

Notes to the Condensed Consolidated Financial Statements.

3 | Page

CRITICAL METALS CORP

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE HALF YEARS ENDED 31 DECEMBER 2024 AND 2023 (UNAUDITED)

		Share Capital	Share Premium	Nasdaq Listing Reserve	Unissued Capital Reserve	Foreign Currency Translation Reserve	Share based payment Reserve	Accumulated deficit	Total Equity
	Note	$	$	$	$	$	$	$	$
At 1 July 2023		39,414	-	-	44,470,123	(3,591,785)	-	(9,239,228)	31,678,524
Loss for the period		-	-	-	-	-	-	(1,839,709)	(1,839,709)
Foreign currency exchange differences arising on translation from functional currency to presentation currency		-	-	-	-	499,844	-	-	499,844
Total comprehensive (loss) for the period		-	-	-	-	499,844	-	(1,839,709)	(1,339,865)

Issue of shares		-	-	-	-	-	-	-	-
Capital contributions		-	-	-	1,459,604	-	-	-	1,459,604
At 31 December 2023		39,414	-	-	45,929,727	(3,091,941)	-	(11,078,937)	31,798,263

		Share Capital	Share Premium	Nasdaq Listing Reserve	Unissued Capital Reserve	Foreign Currency Translation Reserve	Share based payment Reserve	Accumulated deficit	Total Equity
	Note	$	$	$	$	$	$	$	$
At 1 July 2024		120,408	51,387,912	43,998,710	45,734,183	(4,412,219)	790,690	(156,728,482)	(19,108,798)
Profit for the period		-	-	-	-	-	-	(14,378,454)	(14,378,454)
Foreign currency exchange differences arising on translation from functional currency to presentation currency		-	-	-	-	(1,640,314)	-	-	(1,640,314)
Total comprehensive (loss) for the period		-	-	-	-	(1,640,314)	-	(14,378,454)	(16,018,768)

Issue of shares Tanbreez acquisition	21	8,395	89,991,605	-	-	-	-	-	90,000,000
Issue of shares suppliers	21	100	489,479	-	-	-	-	-	489,579
Issue of shares to Directors and management in lieu of fees	23	-	-	-	-	-	819,925	-	819,925
Issue of RSUs to Directors and management	24	-	-	-	-	-	17,381,700	-	17,381,700
Issue of RSUs to suppliers	24	-	-	-	-	-	50,768	-	50,768
At 31 December 2024		128,903	141,868,996	43,998,710	45,734,183	(6,052,533)	19,043,083	(171,106,936)	73,614,406

The above Condensed Consolidated Statements of Changes in Equity is to be read in conjunction with the

Notes to the Condensed Consolidated Financial Statements.

4 | Page

CRITICAL METALS CORP

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE HALF YEARS ENDED 31 DECEMBER 2024 AND 2023 (UNAUDITED)

	Note	31 December 2024 $	31 December 2023 $
Cash flows from operating activities
Payments to suppliers and employees		(2,393,004)	(893,167)
Proceeds from related party borrowings		-	143,267
Finance costs		-	(4,643)
Grants received		98,246	540
VAT refund received/(paid)		(11,091)	(48,729)
Interest received		4,070	-
Business combination expenses		(287,107)	-
Net cash (used in) operating activities	27	(2,588,886)	(802,732)

Cash flows from investing activities
Payments for exploration and evaluation		(504,204)	(574,406)
Payment for property, plant and equipment		(1,107)	-
Investment in joint venture	12	(668,249)	-
Investment in Obeikan joint venture		(159,685)	-
Net cash (used in) investing activities		(1,333,245)	(574,406)

Cash flows from financing activities
Cash from the issue of shares upon the exercise of warrants	21	709,251	-
Proceeds from capital contributions	18	1,737,438	1,463,697
Repayment of lease liability	17	(6,486)	(24,199)
Net cash provided by financing activities		2,440,203	1,439,498

Net increase/(decrease) in cash and cash equivalents		(1,481,928)	62,360
Cash and cash equivalents at beginning of period		1,259,242	137,451
Effects on exchange rate fluctuations on cash held		372,166	1,920
Cash and cash equivalents at end of period	6	149,480	201,731

The above Condensed Consolidated Statements of Cash Flows is to be read in conjunction with the

Notes to the Condensed Consolidated Financial Statements.

5 | Page

CRITICAL METALS CORP

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF YEARS ENDED 31 DECEMBER 2024 AND 2023 (UNAUDITED)

1.	CORPORATE INFORMATION

The financial report of Critical Metals Corp (CRML or the Company), and its wholly owned entities as disclosed in Note 31 (the Group) for the half years ended 31 December 2024 and 31 December 2023 was authorised for issue in accordance with a resolution of the directors on 18 March 2025.

On 26 October 2022, European Lithium Ltd (ASX: EUR) (EUR) announced that it has entered into a business combination agreement with Sizzle Acquisition Corp., a US special purpose acquisition company listed on NASDAQ (NASDAQ:SZZL) (Sizzle), pursuant to which EUR will effectively sell down its shareholding in European Lithium AT (Investments) Ltd, ECM Lithium AT GmbH and ECM Lithium AT Operating GmbH (collectively EUR Austria), which hold the Wolfsberg Lithium Project (the Wolfsberg Project) and certain other mineral permits prospective for lithium in Austria, in consideration for the issue of shares in the Company (Transaction). The Transaction was approved by EUR shareholders on 20 January 2023 and on 22 February 2024, Sizzle shareholders approved the Transaction at a special meeting. CRML commenced trading on the Nasdaq on 28 February 2024.

The nature of the operations and principal activities of the Company during the period was lithium exploration in Austria. The Group is focused on the development of the wholly-owned Wolfsberg Project located in Carinthia, Austria. The Group has legal right and tenure over the Wolfsberg Project through its wholly owned subsidiary ECM Lithium AT GmbH (ECM Lithium). ECM Lithium has 54 exploration licenses which are valid until 31 December 2029 and 20 mining licenses which are valid until 31 December 2025. In addition, the Group holds a 20% interest EV Resources GmbH, an unlisted entity which holds the Weinebene and Eastern Alps Lithium Projects as well as a 42% interest in Tanbreez Mining Greenland A/S an unlisted entity which holds an exploitation permit for rare earths in Greenland.

The Company is a public company limited by shares incorporated and domiciled in the British Virgin Islands whose shares are publicly traded on the NASDAQ. The registered office of the Company is at Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES

a)	Basis of preparation

The financial report is a general-purpose financial report, which has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The Company is a for-profit entity for the purpose of preparing the financial statements.

These interim consolidated financial statements are general purpose financial statements prepared in accordance with the requirements of applicable accounting standards including IAS 134 Interim Financial Reporting, Accounting Interpretations and other authoritative pronouncements in accordance with IFRS.

The interim financial report does not include full disclosures of the type normally included in an annual financial report. Therefore, it cannot be expected to provide as full an understanding of the financial performance, financial position and cash flows of the Group as in the full financial report. As such, it is recommended that this interim financial report be read in conjunction with the annual financial report for the year ended 30 June 2024 and any public announcements made by the Company and its subsidiaries during the half-year. The results of operations of unaudited interim periods are not necessarily indicative of the results to be expected for the entire year, or any other period.

The financial report has also been prepared on the accruals basis and historical cost basis.

The accounting policies set out below have been applied consistently to all periods presented in the financial report except where stated.

b)	Going concern

The consolidated financial statements of the Group have been prepared on a going concern basis which contemplates the continuity of normal business activities and the realisation of assets and the settlement of liabilities in the ordinary course of business.

For the half-year ended 31 December 2024 the Group incurred a loss after income tax of $14,378,454 (31 December 2023: $1,839,709 loss), net cash outflows from operating activities of $2,588,886 (31 December 2023: $802,732), a working capital deficit (excluding liability that will be settled in CRML shares) of $17,388,215 (30 June 2024: $13,787,072 surplus) and at that date had cash on hand of $149,480 (30 June 2024: $1,259,242).

6 | Page

CRITICAL METALS CORP

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF YEARS ENDED 31 DECEMBER 2024 AND 2023 (UNAUDITED)

The Group’s ability to continue as a going concern and to continue to fund its planned expanded activities is dependent on raising further capital, funds received from the exercise of warrants, CRML ability to drawdown on the financing facility previously entered into with convertible note financing (refer to events after reporting period), continued support from related party creditors, continued support from nonrelated parties in respect to the payment of overdue amounts and reducing operational costs and spend on exploration.

These conditions indicate a material uncertainty that may cast a significant doubt about the Group’s ability to continue as a going concern and, therefore, that it may be unable to realise its assets and discharge its liabilities in the normal course of business.

The Directors believe that it is reasonably foreseeable that the Group will continue as a going concern and that it is appropriate to adopt the going concern basis in the preparation of the financial report after consideration of the following factors:

◾	The successful completion of the PIPE subsequent to the period end (refer to events after reporting period);

◾	The Company continues to seek funding options required to undertake its next phase of exploration activities; and

◾	Ability to defer exploration expenditures.

Should the Group not be able to continue as a going concern, it may be required to realise its assets and discharge its liabilities other than in the ordinary course of business. The financial report does not include any adjustments relating to the recoverability and classification of recorded asset amounts or liabilities that might be necessary should the Group not continue as a going concern.

c)	Application of new and revised accounting standards

Changes in accounting policies on initial application of Accounting Standards

In the half years ended 31 December 2024, the Directors have reviewed all of the new and revised Standards and Interpretations issued by the IASB that are relevant to the Company and effective for the full year reporting periods beginning on or after 1 July 2024. As a result of this review, the Directors have applied all new and amended Standards and Interpretations that were effective as at 1 July 2024 with no material impact on the amounts presented and the disclosures included in the financial report.

New accounting standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for 31 December 2024 reporting periods and have not been early adopted by the Group. The Group’s assessment of the impact of these new standards and interpretations has not identified any impact.

There are no other standards that are not yet effective and that would be expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

d)	Principles of consolidation

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases. A list of controlled entities is contained in Note 31 to the financial statements.

All inter-group balances and transactions between entities in the Group, including any unrealised profits or losses, have been eliminated on consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with those adopted by the Parent Entity.

e)	Significant accounting estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Share-based payment transactions

The Company measures the cost of equity-settled transactions by reference to the fair value of the equity instruments at the date at which they are granted. The fair value of unlisted equity-settled transaction is determined using a Black-Scholes option pricing or Monte Carlos Simulation model taking into account the terms and conditions upon which the instruments were granted. The fair value of listed equity-settled share options granted was based on the fair value of financial instruments traded in active markets based on the quoted market prices at the grant date.

7 | Page

CRITICAL METALS CORP

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF YEARS ENDED 31 DECEMBER 2024 AND 2023 (UNAUDITED)

Deferred exploration and evaluation expenditure

The application of the Group’s accounting policy for exploration and evaluation expenditure requires judgement in determining whether it is likely that future economic benefits are likely from future exploitation or sale or where activities have not reached a stage which permits a reasonable assumption of the existence of reserves.

Determining of functional currency

Based on the primary indicators in IAS 21 The Effects of Change in Foreign Exchange Rates, the Euro and US Dollar has been determined as the functional currency of various entities within the Group, because the Euro and US Dollar is the currency that mainly influences labour, material and other costs of providing goods or services, and is the currency in which the majority of these costs are denominated and settled.

Effects of changes in foreign exchange rates on the consolidation of the financial statements are recorded in other comprehensive income and carried in the form of a cumulative translation adjustment in the accumulated other comprehensive income section of the Statement of financial position of the Group.

The presentation currency of the Group has been determined to be US Dollars reflecting the current principal equity and financing structure.

Income taxes

The Group is subject to income taxes in jurisdictions where it has foreign operations.

Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Group estimates its tax liabilities based on the Group’s understanding of the tax laws in the relevant jurisdictions. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

The Group recognises deferred tax assets relating to carried forward tax losses to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority against which the unused tax losses can be utilised. However, utilisation of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped.

Deferred taxation

Potential future income tax benefits have not been brought to account at 31 December 2024 and 31 December 2023 because the Directors do not believe that it is appropriate to regard realisations of future income tax benefits as probable.

Warrants

The Company measures the cost of warrants by reference to the fair value of the equity instruments at the date at which they are granted and at reporting date. The fair value of the unlisted warrants is determined using a Black-Scholes or Monte Carlos Simulation (MCS) option pricing model taking into account the terms and conditions upon which the instruments were granted. The fair value of listed warrants was based on the fair value of financial instruments traded in active markets based on the quoted market prices at reporting date.

f)	Borrowing costs

Borrowing costs are recognised as an expense when amortised, except for borrowing cost relating to qualifying assets when the interest is capitalised to the qualifying assets.

g)	Cash and cash equivalents

Cash and cash equivalents in the Statement of Financial Position comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.

For the purposes of the Statement of Cash Flows, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

Restricted cash in the Statement of Financial Position refers to cash that is held for a specific reason and not available for immediate business use.

8 | Page

CRITICAL METALS CORP

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF YEARS ENDED 31 DECEMBER 2024 AND 2023 (UNAUDITED)

h)	Other receivables

Other receivables measured at amortised cost have maturity of 12 months or less. The Group measures the loss allowance for Other Receivables at an amount equal to lifetime expected credit losses.

The Group considers an event of default has occurred when a financial asset is more than 120 days past due or external sources indicate that the debtor is unlikely to pay its creditors, including the Group. A financial asset is credit impaired when there is evidence that the counterparty is in significant financial difficulty or a breach of contract, such as a default or past due event has occurred. The Group writes off a financial asset when there is information indicating the counterparty is in severe financial difficulty and there is no realistic prospect of recovery.

i)	Investments and Fair Value Measurement

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and equity securities classified as fair value through other comprehensive income) is based on quoted market prices at the reporting date. The quoted market price used for financial assets held by the Group is the current bid price, the appropriate quoted market price for financial liabilities is the current ask price.

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt instruments held. Other techniques, such as discounted cash flows, are used to determine fair value for the remaining financial instruments.

j)	Associates

Associates are entities over which the Group has significant influence but not control or joint control. Investments in associates are accounted for using the equity method. Under the equity method, the share of the profits or losses of the associate is recognised in profit or loss and the share of the movements in equity is recognised in other comprehensive income. Investments in associates are carried in the statement of financial position at cost plus post acquisition changes in the Group’s share of net assets of the associate. Goodwill relating to the associate is included in the carrying amount of the investment and is neither amortised nor individually tested for impairment. Dividends received or receivable from associates reduce the carrying amount of the investment.

When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any unsecured long-term receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

The Group discontinues the use of the equity method upon the loss of significant influence over the associate and recognises any retained investment at its fair value. Any difference between the associate’s carrying amount, fair value of the retained investment and proceeds from disposal is recognised in profit or loss.

k)	Property, Plant and Equipment

Plant and equipment is stated at cost less accumulated depreciation and impairment. Cost includes expenditure that is directly attributable to the acquisition of the item. In the event that settlement of all or part of the purchase consideration is deferred, cost is determined by discounting the amounts payable in the future to their present value as at the date of acquisition.

Depreciation is provided on plant and equipment. Depreciation is calculated on a straight-line basis so as to write off the net cost or other revalued amount of each asset over its expected useful life to its estimated residual value. The estimated useful lives, residual values and depreciation method are reviewed at the end of each annual reporting period.

The following estimated useful lives are used in the calculation of depreciation:

Plant and equipment	3 years
Vehicle	5 years

l)	Financial instruments

Debt and equity instruments are classified as either liabilities or as equity in accordance with the substance of the contractual arrangement. Transaction costs on the issue of equity instruments are recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those instruments not been issued.

Interest and dividends are classified as expenses or as distributions of profit consistent with the statement of financial position classification of the related debt or equity instruments or component parts of compound instruments.

9 | Page

CRITICAL METALS CORP

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF YEARS ENDED 31 DECEMBER 2024 AND 2023 (UNAUDITED)

m)	Impairment of assets

At each reporting date, the Company assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Company makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless that asset’s value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or group of assets. In which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying value does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised in profit or loss immediately, unless the relevant asset is carried at fair value, in which case the reversal of the impairment loss is treated as a revaluation increase.

During the half years ended 31 December 2024 and 2023 the Company has undertaken a review for the impairment of assets and not identified any triggers of impairment.

n)	Income tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date.

Deferred tax is provided on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences except:

◾	When the deferred tax liability arises from the initial recognition of assets and liabilities (other than as a result of a business combination) which affects neither the accounting profit nor taxable profit or loss; or

◾	When the taxable temporary difference arises from the initial recognition of goodwill; or

◾	When the taxable temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, and the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognised to the extent that it is probable that sufficient taxable amounts will be available against which the deductible temporary differences or unused tax losses and tax offsets can be utilised, except:

◾	When the deductible temporary difference giving rise to the asset arises from the initial recognition of assets and liabilities (other than as a result of a business combination) which affects neither accounting profit nor taxable income; or

◾	When the deductible temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, in which case a deferred tax asset is only recognised to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Unrecognised deferred income tax assets are reassessed at each reporting date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

10 | Page

CRITICAL METALS CORP

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF YEARS ENDED 31 DECEMBER 2024 AND 2023 (UNAUDITED)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset when they relate to the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

o)	Value added tax (VAT)

Revenues, expenses and assets are recognised net of the amount of VAT except:

◾	When the VAT incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the VAT is recognised as part of the cost acquisition of the asset or as part of the expense item as applicable; and receivables and payables are stated with the amount of VAT included.

◾	The net amount of VAT recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flows on a gross basis and the VAT component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of VAT recoverable from, or payable to, the taxation authority.

p)	Leases

Right of use asset

The Group recognises right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognised right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

Lease Liabilities

At the commencement date of the lease, the Group recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognised as expense in the period on which the event or condition that triggers the payment occurs. In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

The Group has elected not to recognise right of use assets and lease liabilities for short term leases and low value assets. For these leases, the Group recognised the lease payments as an expense on a straight line basis over the lease term.

Short-term leases and leases of low-value assets.

The Group applies the short-term lease recognition exemption for those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option. It also applies the lease of low-value assets recognition exemption to leases of plant and equipment that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognised as expense on a straight-line basis over the lease term.

q)	Foreign Currency

Foreign currency transactions and balances

All foreign currency transactions occurring during the financial year are recognised at the exchange rate in effect at the date of the transaction. Foreign currency monetary items at reporting date are translated at the exchange rate existing at reporting date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined.

11 | Page

CRITICAL METALS CORP

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF YEARS ENDED 31 DECEMBER 2024 AND 2023 (UNAUDITED)

Exchange differences are recognised in the profit or loss in the period in which they arise except those exchange differences which relate to assets under construction for future productive use which are included in the cost of those assets where they are regarded as an adjustment to interest costs on foreign currency borrowings.

Functional and presentation currency

Items included in the financial statements of European Lithium AT (Investments) Ltd, ECM Lithium AT GmbH and ECM Lithium AT Operating GmbH are measured in Euro which is the currency of the primary economic environment in which they operate (the functional currency). Items included in the financial statements of Critical Metals Corp and Sizzle Acquisition Corp are measured in US dollars. The consolidated financial statements are presented in US dollars, which is the Company’s presentation currency.

Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

◾	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;

◾	income and expenses for each statement of profit or loss and other comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

◾	all resulting exchange differences are recognised in other comprehensive income.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities are recognised in other comprehensive income. When a foreign operation is sold, a proportionate share of such exchange differences is reclassified to profit or loss, as part of the gain or loss on sale where applicable.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entities and translated at the closing rate.

r)	Trade and other payables

Trade payables and other accounts payable are carried at amortised cost and represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of those goods and services.

s)	Exploration and evaluation expenditure

Exploration and evaluation expenditures in relation to each separate area of interest are recognised as an exploration and evaluation asset in the year in which they are incurred where the following conditions are satisfied:

◾	the rights to tenure of the area of interest are current; and

◾	at least one of the following conditions is also met:

o	the exploration and evaluation expenditures are expected to be recouped through successful development and exploration of the area of interest, or alternatively, by its sale; or

o	exploration and evaluation activities in the area of interest have not at the balance date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing.

Exploration and evaluation assets are initially measured at cost and include acquisition of rights to explore, studies, exploratory drilling, trenching and sampling and associated activities and an allocation of depreciation and amortised of assets used in exploration and evaluation activities. General and administrative costs are only included in the measurement of exploration and evaluation costs where they are related directly to operational activities in a particular area of interest.

12 | Page

CRITICAL METALS CORP

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF YEARS ENDED 31 DECEMBER 2024 AND 2023 (UNAUDITED)

Exploration and evaluation assets are assessed for impairment when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount. The recoverable amount of the exploration and evaluation asset (for the cash generating unit(s) to which it has been allocated being no larger than the relevant area of interest) is estimated to determine the extent of the impairment loss (if any). Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in previous years.

Where a decision has been made to proceed with development in respect of a particular area of interest, the relevant exploration and evaluation asset is tested for impairment and the balance is then reclassified to development.

During the half years ended 31 December 2024 and 2023 the Company has undertaken a review for the impairment of assets and not identified any triggers of impairment.

t)	Joint venture

A joint venture is an arrangement that the Group controls jointly with one or more other investors, and over which the Group has rights to a share of the arrangement’s net assets rather than direct rights to underlying assets and obligations for underlying liabilities.

The joint venture is accounted for using the equity method. Under the equity method, the share of the profits or losses of the joint venture is recognized in profit or loss and the share of the movements in equity is recognized in other comprehensive income. Investments in joint ventures are carried in the statement of financial position at cost plus post-acquisition changes in the Group’s share of net assets of the joint venture.

Any goodwill or fair value adjustment attributable to the Group’s share in the joint venture is not recognized separately and is included in the amount recognized as investment.

The carrying amount of the investment in joint venture is increased or decreased to recognize the Group’s share of the profit or loss and other comprehensive income of the joint venture, adjusted where necessary to ensure consistency with the accounting policies of the Group.

Unrealised gains and losses on transactions between the Group and the joint venture are eliminated to the extent of the Group’s interest in those entities. Where unrealised losses are eliminated, the underlying asset is also tested for impairment.

u)	Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options for the acquisition of a business are not included in the cost of the acquisition as part of the purchase consideration.

v)	Warrants

Warrants as classified as liabilities because the warrants do not meet the criteria for equity treatment. Accordingly, the Company will classify each warrant as a liability at its fair value. This liability is subject to re-measurement at each balance sheet date. With each such re-measurement, the warrant liability will be adjusted to fair value, with the change in fair value recognized in the Company’s consolidated statement of comprehensive income.

w)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Board of Directors who is responsible for making strategic decisions.

13 | Page

CRITICAL METALS CORP

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF YEARS ENDED 31 DECEMBER 2024 AND 2023 (UNAUDITED)

3.	SEGMENT INFORMATION

IFRS 8 Operating Segments requires operating segments to be identified on the basis of internal reports that are regularly reviewed by the Chief Operating Decision Maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. In the case of the Group the CODM are the executive management team and all information reported to the CODM is based on the consolidated results of the Group as one operating segment, as the Group’s activities relate to mineral exploration.

Accordingly, the Group has only one reportable segment and the results are the same as the Group results.

a)	Segment assets by geographical region

The total of non-current assets other than financial instruments and deferred tax assets, broken down by location of the assets:

	31 December 2024 $	30 June 2024 $
Geographical information
United States	-	-
Greenland	95,769,243	5,000,000
Austria	50,010,281	50,609,184
	145,779,524	55,609,184

b)	Revenue by geographical region

The total revenue, broken down by location of the assets:

	31 December 2024 $	31 December 2023 $
Geographical information
United States	261,613	-
Greenland	-	-
Austria	98,246	540
	359,859	540

4.	EXPENSES FROM CONTINUING OPERATIONS

	Half-year ended 31 December 2024 $	Half-year ended 31 December 2023 $
Consultants and professional services
Taxation advisors	(21,125)	(135)
Strategy advisors	(97,700)	-
Legal fees	(562,427)	(138,478)
Accounting fees	(92,155)	-
General	(198,603)	-
	(972,010)	(138,613)

	Half-year ended 31 December 2024 $	Half-year ended 31 December 2023 $
Directors’ fees
Directors’ fees	(688,768)	-
	(688,768)	-

14 | Page

CRITICAL METALS CORP

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF YEARS ENDED 31 DECEMBER 2024 AND 2023 (UNAUDITED)

	Half-year ended 31 December 2024 $	Half-year ended 31 December 2023 $
Finance expenses
GEM payable (note 15)	(578,611)	-
GEM payable – Interest (note 15)	763,730	-
Interest expense – leased assets	(1,549)	(6,144)
Interest expenses – loan with related party (note 18)	(2,295)	-
Bank fees and other finance expenses	(23,636)	(6,536)
	157,639	(12,680)

	Half-year ended 31 December 2024 $	Half-year ended 31 December 2023 $
Merger expenses
Merger expenses	-	(1,594,102)
	-	(1,594,102)

	Half-year ended 31 December 2024 $	Half-year ended 31 December 2023 $
Foreign Exchange
Unrealised foreign exchange	918,157	2,042
Realised foreign exchange	(4,889)	-
	913,268	2,042

Consultants and professional services expenses, Compliance and regulatory fees and Promotion, IR and PR expenses

As a result of changes in disclosure categories at 30 June 2024, amounts previously reported under ‘Consultants and professional services expenses’ have been split out and are now reported under ‘Consultants and professional services expense’, ‘compliance and regulatory fees’ and ‘promotion, IR and PR expenses’ to align with the presentation from the 30 June 2024 Statement of Comprehensive Income. These reclassifications have been made to enhance the comparability and relevance of the financial information and do not affect the previously reported net income or total equity for the half year ended 31 December 2023.

5.	INCOME TAX

	31 December 2024 $	31 December 2023 $
Major components of income tax expense for the period are:

Income statement
Current income tax charge/(benefit)	-	-

Statement of changes in equity
Income tax expense reported in equity	-	-

15 | Page

CRITICAL METALS CORP

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF YEARS ENDED 31 DECEMBER 2024 AND 2023 (UNAUDITED)

A reconciliation of income tax expense/(benefit) applicable to accounting profit/(loss) before income as at the statutory income tax rate to income tax expense/(benefit) at the Company’s effective income tax rate for the period is as follows:

	31 December 2024 $	31 December 2023 $
Loss from ordinary activities before income tax expense	(14,378,454)	(1,839,709)
Domestic tax rate for the Company based on the Company’s residency (UK)	(3,594,613)	(459,927)

Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
Non-temporary tax adjustments	-	-
Non-deductible fair value adjustments on restructure	3,062,447	-
Current period deferred tax assets (non-tax losses) not recognised	536,032	478,374
Tax rate differential	(3,866)	(18,446)
	-	-

Unrecognised deferred tax assets have not been recognised in respect of the following items:

	31 December 2024 $	30 June 2024 $
Unrecognised temporary differences
Deferred tax assets have not been recognised in respect of the following items:
Start-up organisational expenses	14,548,197	14,548,197
Deferred exploration and evaluation expenditure	6,666,794	7,257,748
Carry forward tax losses	18,889,805	16,175,180
	40,104,796	37,981,125
Net unrecognised deferred tax asset/(liability) at the respective rates of 0%, 21% and 23.0% (2024: 23.0%)	9,304,231	8,768,199

Potential future income tax benefits arising from tax losses have not been brought to account at 31 December 2024 and 30 June 2024 because the directors do not believe it is appropriate to regard realisation of the future income tax benefits as probable. These benefits will only be obtained if:

◾	assessable income is derived of a nature and of amount sufficient to enable the benefit from the deductions to be realised;

◾	the Company continues to comply with the conditions for deductibility imposed by law; and

◾	no changes in tax legislation adversely affect the realisation of the benefit from the deductions.

The Company is subject to taxation for its consolidated subsidiaries at the rates applicable in the respective tax jurisdictions:

◾	Austria - Profits are taxed at the standard corporate income tax (CIT) rate of 23% in Austria (30 June 2024: 23%), regardless of whether profits are retained or distributed. For the net unrecognised deferred tax asset as of 31 December 2024 a tax rate of 23% was used and for the net unrecognised deferred tax asset as of 31 December 2023 a tax rate of 23% was used based on the assessment of the future utilization by the management. Tax losses can be carried forward in Austria without time limitation. In general Tax losses carried forward can be offset against taxable income only up to a maximum of 75% of the taxable income for any given year.

◾	United States - The profits are taxed at the rate of 21% at the US Federal taxation level and subject to state taxation in the United States.

◾	United Kingdom – Profits are taxed at the rate of 25% where the Company is considered to be a tax resident

◾	British Virgin Islands - BVI Business companies are exempt from any taxation, regardless their source of income.

16 | Page

CRITICAL METALS CORP

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF YEARS ENDED 31 DECEMBER 2024 AND 2023 (UNAUDITED)

6.	CASH AND CASH EQUIVALENTS

	31 December 2024 $	30 June 2024 $
Cash at bank and in hand	149,480	1,259,242
	149,480	1,259,242

Cash at bank earns interest at floating rates based on daily bank deposit rates.

7.	OTHER RECEIVABLES

	31 December 2024 $	30 June 2024 $
Security deposit	4,113	4,242
GST / VAT receivable	93,901	82,812
Interest receivable on restricted cash	299,168	41,625
Funds receivable in respect to the exercise of warrants (note 21)	-	709,251
Other receivables	5,482	-
	402,664	837,930

These amounts arise from the usual operating activities of the Company and, with the exception of interest receivable on restricted cash, are non-interest bearing. The debtors do not contain any overdue or impaired receivables. The lifetime expected credit loss allowance is not material.

8.	PREPAID EXPENSES

	31 December 2024 $	30 June 2024 $
Prepaid directors and officers’ insurance	-	1,609,260
Other prepaid expenses	-	35,920
	-	1,645,180

9.	RESTRICTED CASH AND OTHER DEPOSITS

	31 December 2024 $	30 June 2024 $
Funds held on deposit against offtake prepayment (i)	15,000,000	15,000,000
Term deposits (ii)	20,046	20,679
	15,020,046	15,020,679

(i)	On 1 June 2024, Bayerische Motoren Werkte Aktiengesellschaft (BMW) transferred funds of US $15 million to ECM Lithium in relation to the offtake of battery grade lithium hydroxide (LiOH) from the Wolfsberg Project. The funds are held in a deposit account secured against a bank guarantee (note 19) and are to be offset against LiOH delivered to BMW.

(ii)	Restricted cash relates to the bank guarantees provided by ECM Lithium to the value of €20,000 in respect of any unrepaired damage to property at the Wolfsberg Project. These deposits are subject to restrictions and are therefore not available for general use by the entities within the Group (note 26).

17 | Page

CRITICAL METALS CORP

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF YEARS ENDED 31 DECEMBER 2024 AND 2023 (UNAUDITED)

10.	PROPERTY AND PLANT AND EQUIPMENT

	31 December 2024 $	30 June 2024 $
Office equipment – Cost	31,084	30,924
Office equipment - Accumulated depreciation	(29,987)	(30,071)
Office equipment – Net of accumulated depreciation	1,097	853

Carrying value at beginning of period	853	7,555
Additions	1,107	-
Depreciation charge for the period	(871)	(6,642)
Foreign exchange	8	(60)
Carrying value at end of period	1,097	853

11.	DEFERRED EXPLORATION AND EVALUATION EXPENDITURE

	31 December 2024 $	30 June 2024 $
Exploration and evaluation phases:
Balance at beginning of period	35,213,542	34,724,374
Expenditure incurred	504,827	1,039,863
Foreign exchange movement	(1,099,219)	(550,695)
Balance at end of period	34,619,150	35,213,542

The recoupment of costs carried forward in relation to areas of interest in the exploration and evaluation phases is dependent upon the successful development and commercial exploitation or sale of the respective areas.

12.	INVESTMENT IN JOINT VENTURE

	31 December 2024 $	30 June 2024 $
Shares in Tanbreez Mining Greenland A/S	95,769,243	5,000,000
Investment in joint venture accounted for using the equity method	95,769,243	5,000,000

a)	Movements in the carrying amount of the investment in joint venture

	31 December 2024 $	30 June 2024 $
Balance at beginning of period	5,000,000	-
Purchase of unlisted investments (i)	90,000,000	5,000,000
Cash investments	60,000	-
Invoices paid by the Company on behalf of the joint venture	608,249	-
Share of profits of joint venture recognised during the period	100,994	-
Investment in joint venture accounted for using the equity method	95,769,243	5,000,000

(i)	On 5 June 2024, CRML entered into a heads of agreement to acquire 92.5% of the issued capital of Rimbal Pty Ltd (Vendor) which is the registered holder of 92.5% of the issued capital of Tanbreez Mining Greenland A/S (Tanbreez) which holds the only exploitation permit for rare earths in Greenland (HOA). The HOA was comprised of the following stages:

1.	Initial Investment of US$5,000,000 to acquire a 5.55% equity interest in Tanbreez

18 | Page

CRITICAL METALS CORP

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF YEARS ENDED 31 DECEMBER 2024 AND 2023 (UNAUDITED)

2.	Stage 1 interest – Issue of US$90,000,000 of shares in CRML subject to holding lock until 28 February 2025 to acquire a 36.45% equity interest in Tanbreez (note 21)

3.	Stage 2 interest – Issue of US$116,000,000 of shares in CRML equal to 95% of the closing price of CRML shares on the date upon which CRML meets a minimum of US$10 million on the permit within 2 years to acquire a 50.50% equity interest in Tanbreez

Under the terms of the HOA, CRML has the right to appoint two directors to the board of Tanbreez. On 2 July 2024, Tony Sage was appointed as CRML’s representative on the Board of Tanbreez.

The Vendor is a company controlled by geologist Gregory Barnes. Under the terms of the HOA, at completion of Stage 1 Interest, Gregory Barnes was appointed Strategic advisor to the board of CRML.

As at 31 December 2024, the CRML Group had completed the Initial Investment and Stage 1 interest and held an interest of 42.0% interest in Tanbreez. In addition, CRML’s controlling entity European Lithium Limited holds a 7.5% interest in Tanbreez and consequently held a 49.5% interest in Tanbreez as at 31 December 2024. As at 31 December 2024, consistent accounting policies have been applied in respect to the accounting of Tanbreez by the Group.

b)	Tanbreez financial information

	31 December 2024 (unaudited) $	30 June 2024 (unaudited) $
Current assets	46,704	49
Non-current assets	30,573,808	29,404,748
Current liabilities	(28,860,446)	(27,827,175)
Equity	1,760,066	1,577,623
Group’s carrying amount of the investment	739,228	662,602

	31 December 2024 (unaudited) $	30 June 2024 (unaudited) $
Other income	915,154	(38,616)
Depreciation	-	-
Profit/(loss) before tax	240,463	(1,220,715)
Income tax expense	-	-
Profit/(loss) for the period	240,463	(1,220,715)
Total comprehensive income/(loss) for the period	-	-
Group’s share of profit/(loss) for the period	100,994	(512,700)

The joint venture has no contingent liabilities or capital commitments as at 31 December 2024.

19 | Page

CRITICAL METALS CORP

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF YEARS ENDED 31 DECEMBER 2024 AND 2023 (UNAUDITED)

13.	INVESTMENT IN ASSOCIATE

	31 December 2024 $	30 June 2024 $
Investments in associates	344,953	343,239

a)	Investment details

	31 December 2024 $	30 June 2024 $
Percentage held at reporting date – EV Resources (i)	20%	20%

(i)	On 29 February 2024 upon completion of the Transaction, European Lithium Ltd transferred to the Group a 20% interest in EV Resources GmbH (previously Jadar Lithium GmbH), the holder of the Weinebene and Eastern Alps Projects which lies 20km to the east of the Wolfsberg Project. The initial investment was valued at $345,502 upon completion of the Transaction based on the carrying value of the investments in the accounts of European Lithium Ltd at the date of the transfer.

b)	Movement in the carrying amount of the investment in associates

	31 December 2024 $	30 June 2024 $
Balance at beginning of period	343,239	-
Initial investment	-	345,502
Share of net profit/(losses) recognised during the period	1,714	(2,263)
Balance at end of period	344,953	343,239

c)	Summarised financial information based on unaudited accounts

EV Resources GmbH

	31 December 2024 $	30 June 2024 $
Current assets	1,077	3,415
Non-current assets	297,639	300,384
Current liabilities	(413,812)	(431,372)
Non-current liabilities	-	-
Equity	(115,096)	(127,573)

EV Resources GmbH has no contingent liabilities, capital commitments or bank guarantees on issue as at 31 December 2024.

	31 December 2024 $	30 June 2024 $
Revenue and other income	-	-
Depreciation	-	-
Profit/(loss) before tax	8,570	(11,315)
Income tax expense	-	-
Profit/(loss) for the period	8,570	(11,315)
Total comprehensive (loss) for the period	-	-
Group’s share of profit/(loss) for the period	1,714	(2,263)

20 | Page

CRITICAL METALS CORP

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF YEARS ENDED 31 DECEMBER 2024 AND 2023 (UNAUDITED)

d)	Impairment assessment

The carrying amount of the investments in associates were assessed for impairment at 31 December 2024. As at 31 December 2024, management are of the view that no indication of impairment at the reporting date.

14.	RIGHT OF USE ASSET

	31 December 2024 $	30 June 2024 $
Cost	48,529	50,063
Accumulated amortisation	(23,494)	(19,192)
	25,035	30,871
Balance at beginning of period	30,871	-
Additions	-	50,063
Amortisation	(5,098)	(19,359)
Foreign exchange	(738)	167
Balance at end of the period	25,035	30,871

Leased assets are capitalised at the commencement date of the lease and comprise of the initial lease liability amount, initial direct costs incurred when entering into the lease less any lease incentives received

15.	TRADE AND OTHER PAYABLES

	31 December 2024 $	30 June 2024 $
Trade payables	5,148,872	6,405,161
GEM commitment Fee Put Amount payable (i)	3,735,890	4,019,620
Other payables	366,761	649,269
Accruals	881,051	521,585
Excise tax payable	1,764,072	1,630,890
	11,896,646	13,226,525

(i)	On July 4, 2023, CRML, GEM Global Yield LLC SCS (the GEM Investor or GEM Global) and GEM Yield Bahamas Ltd. (GYBL) entered into a Share Purchase Agreement (the GEM Agreement), pursuant to which the Company is entitled to draw up to $125 million of gross proceeds in exchange for ordinary shares in the Company, at a price equal to 90% of the average closing bid price of the ordinary shares on Nasdaq for a 30 day period, subject to meeting the terms and conditions of the GEM Agreement. The GEM Agreement allows CRML to access funds for general corporate purpose and working capital needs. In addition, at the closing of the Transaction, the GEM Investor was granted a warrant (the GEM Warrant) to purchase up to 1,814,797 Ordinary Shares at an exercise price of $10.71 per share (subject to adjustments described in the GEM Warrant) expiring on the 3rd anniversary of the closing of the Transaction (refer note 20). Further, in connection with the closing of the Transaction, the Company also entered into a letter agreement with the GEM Investor and GYBL to amend the GEM Agreement, pursuant to which, the Company agreed to issue ordinary shares in the Company to the GEM Investor as the “commitment fee” pursuant to the Share Purchase Agreement and, on the 61st day following the closing of the Transaction, the GEM Investor was granted the option to sell such commitment shares (equating to 122,549 shares) to the Company for US$1.875 million (the Commitment Fee Put Amount). In addition, the GEM Investor, on the first anniversary of the closing of the Transaction, was granted the right to require CRML to purchase the GEM Warrant from GEM Global in exchange for a number of ordinary shares in the Company having a value equal to US$27,200,000 (refer note 20). On February 27, 2025, the GEM Investor delivered notice of its exercise of this right, but as of the date of this report such shares had not yet been issued (refer note 33). On April 29, 2024, CRML, GEM Global and GYBL entered into a second letter agreement, pursuant to which, CRML was granted the option to deliver, in lieu of the Commitment Fee Put Amount on the date upon which it was otherwise due and payable, a payment of $3,020,000 on or prior to the 120th day after the closing of the Transaction. On 27 September 2024, Critical Metals Corp (CRML) entered into a third letter agreement with GEM Global Yield LLC SCS (GEM Global) and GEM Yield Bahamas Ltd. (GYBL) to extinguish the existing arrangement in respect to the Commitment Fee Put Amount of $3,020,000 (refer to note 18 in the financial statements). Under the new agreement, CRML is obliged to deliver a cash payment of US$3,500,000 (Revised Amount) to GEM Global within one business day following the consummation by CRML of a capital raising transaction provided that the gross proceeds received by CRML in connection with the capital raising transaction are equal to or greater than $15,000,000. If the gross proceeds received by CRML in connection with the capital raising transaction are less than $15,000,000, CRML shall deliver (i) a cash payment of $1,750,000 to GEM Global within one business day following the consummation by CRML of the Equity Capital Raise, and (ii) a cash payment of $1,750,000 (the Deferred Payment) to GEM Global on or before the 90th day following the Equity Capital Raise. If CRML does not deliver the Deferred Payment by the 90th day following the capital raising transaction, CRML shall incur a penalty of $10,000 per day, payable in USD, which penalty shall be added to the deferred payment amount until paid by CRML. If CRML does not consummate a capital raising transaction by 31 December 2024, CRML shall owe the revised amount of $3,500,000 and such amount shall incur interest at a 10% annual rate (which interest shall begin on the Commitment Fee Put Date and continue until such revised amount is paid). As at 31 December 2024 the amount payable to GEM Global and GYBL by CRML comprises the revised amount of US$3,500,000 plus accrued interest of US$235,890.

21 | Page

CRITICAL METALS CORP

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF YEARS ENDED 31 DECEMBER 2024 AND 2023 (UNAUDITED)

16.	PROVISIONS

	31 December 2024 $	30 June 2024 $
Employee entitlements	8,141	7,230
Interest and penalties on taxes	16,970	16,970
	25,111	24,200

17.	LEASE LIABILITY

	31 December 2024 $	30 June 2024 $
Lease liability – Current	10,012	9,842
Lease liability – Non-Current	17,951	23,796
	27,963	33,638

ECM Lithium has entered into an agreement for the lease of a vehicle effective 1 August 2022 expiring on 31 July 2027.

		Less than 6 months $	6 – 12 months $	Between 1 and 2 years $	Between 2 and 5 years $	Total contractual cashflows $	Carrying amount of lease liabilities $
Lease liability
	31 December 2024	6,132	6,132	19,417	-	31,681	27,963
	30 June 2024	16,072	16,072	32,144	-	64,288	33,638

The condensed statement of cash flows previously reports interest paid on leased assets of $6,144 under net cash/(used in) operating activities for the half year ended 31 December 2023. This amount has been reclassified to net cash provided by financial activities. This reclassification has been made to enhance the comparability and relevance of the financial information and do not affect the net increase/(decrease) in cash and cash equivalents for the half year ended 31 December 2023.

18.	FUNDING FROM RELATED PARTY

	31 December 2024 $	30 June 2024 $
Working capital advance from parent – European Lithium Ltd	6,008,590	4,268,857
	6,008,590	4,268,857

Balance at beginning of period	4,268,857	34,603
Working capital advance from parent (i)	791,418	4,234,254
Working capital advance from parent – Interest bearing (ii)	946,020	-
Interest accrued on working capital advance from parent	2,295	-
Balance at end of period	6,008,590	4,268,857

(i)	On 26 October 2022, European Lithium Ltd (EUR) announced that it has entered into a business combination agreement with Sizzle Acquisition Corp., a US special purpose acquisition company listed on NASDAQ (NASDAQ:SZZL) (Sizzle), pursuant to which EUR will effectively sell down its shareholding in European Lithium AT (Investments) Ltd, ECM Lithium AT GmbH and ECM Lithium AT Operating GmbH (collectively EUR Austria), which hold the Wolfsberg Lithium Project and certain other mineral permits prospective for lithium in Austria, in consideration for the issue of shares in the Company (Transaction). The Transaction was approved by EUR shareholders on 20 January 2023 and on 22 February 2024, Sizzle shareholders approved the Transaction at a special meeting. CRML commenced trading on the Nasdaq on 28 February 2024. In accordance with the Transaction, EUR will be reimbursed for certain expenses incurred in respect to the Transaction.

In addition, EUR has provided funding to CRML to cover certain operational expenses since closing of the Transaction. As at 31 December 2024, a total of $5,060,275 is repayable to EUR. The funds advanced are repayable on demand.

22 | Page

CRITICAL METALS CORP

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF YEARS ENDED 31 DECEMBER 2024 AND 2023 (UNAUDITED)

(ii)	On 10 December 2024, the Company entered into a formal loan agreement with EUR to advance funds of up to AUD$2m. Funds of $946,020 (AUD$1.5m) were advanced on 13 December 2024. The loan is secured over the Company’s assets including the Wolfsberg Project and interest in the Tanbreez project. The loan is repayable on 30 June 2025 and accrued interest of 5% per annum.

As at 31 December 2024, a total of $948,315 is repayable to EUR comprising principal loan of $946,020 and accrued interest of $2,295.

19.	OFFTAKE PREPAYMENT

	31 December 2024 $	30 June 2024 $
Bank guarantee issued against offtake prepayment (note 9)	15,000,000	15,000,000
	15,000,000	15,000,000

20.	WARRANTS LIABILITY

	31 December 2024 $	30 June 2024 $
Unlisted warrants ($10.00 expiring 27/05/2025) (a) (b)	7,159,050	9,196,701
Listed warrants ($11.50 exp. 27/2/2029) (e)	1,764,902	2,340,413
Unlisted warrants ($10.71 exp. 27/02/2027) (c)	27,200,000	27,200,000
Unlisted warrants ($11.45 exp. 18/6/2029) (d)	3,635,000	7,170,000
	39,758,952	45,907,114

	31 December 2024 $	30 June 2024 $
Balance at beginning of period	45,907,114	-
Issue of unlisted warrants	-	1,259,650
Issue of unlisted warrants	-	9,876,533
Issue of unlisted warrants	-	27,200,000
Issue of unlisted warrants	-	7,212,000
Issue of listed warrants (note 29) – Replacement warrants	-	919,150
Exercise of warrants (note 21)	-	(21,120,000)
Gain/(loss) on fair value of warrants (non-cash)	(6,148,162)	20,559,781
Balance at end of period	39,758,952	45,907,114

a)	Warrants issued on 27 February 2024 with exercise price of $10.00 (subject to adjustments)

On 27 February 2024, a total of 350,000 warrants were issued to Polar Multi-Strategy Master Fund (Polar) to settle historic obligations of Sizzle. The unlisted warrants are exercisable at $10.00 each (subject to adjustments) on or before 27 May 2025. Effective as of 27 February 2025, the exercise price of such warrants was adjusted to $5.00 per share (refer note 33).

The warrants are classified as derivative liabilities because it converts into a variable number of shares and its value varies with the Company’s share price.

The fair value of the warrants granted to Polar is estimated as at the date of issue using the Black and Scholes option pricing model taking into account the terms and conditions upon which the warrants were granted.

Assumptions
Number warrants issued	350,000
Dividend yield	0.00%
Expected volatility	75%
Risk-free interest rate	4.948%
Expected life of warrants	1.25 years
Exercise price	$10.00
Issue date share price	$10.20

23 | Page

CRITICAL METALS CORP

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF YEARS ENDED 31 DECEMBER 2024 AND 2023 (UNAUDITED)

The expected life of the warrants is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

The fair value of the warrants granted is estimated as at 31 December 2024 using the Black and Scholes option pricing model taking into account the terms and conditions upon which the warrants were granted.

Assumptions
Number warrants issued	350,000
Dividend yield	0.00%
Expected volatility	80%
Risk-free interest rate	4.255%
Expected life of warrants	0.41 years
Exercise price	$10.00
Share price at 31 December 2024	$6.79

b)	Empery PIPE Investor Warrants issued on 27 February 2024 with exercise price of $10.00 (subject to adjustments)

On 27 February 2024, a total of 1,000,0000 warrants were issued to three Funds affiliated with Empery Asset Management LP (Empery) as part of the PIPE funding for consideration of US$9,880,682. The unlisted warrants are exercisable at US$10.00 each (subject to adjustments) on or before 27 May 2025. The Empery Warrants provide the PIPE Investor with 3 Additional Shares for each Ordinary Share that the PIPE Investor purchases upon exercise of the PIPE Investors’ Warrants. Effective as of 27 February 2025, the exercise price of such warrants was adjusted to $5.00 per share (refer note 33).

The PIPE Investor Warrants are classified as derivative liabilities because it converts into a variable number of shares and its value varies with the Company’s share price.

The fair value of the PIPE Investor Warrants is estimated as at the date of issue using the Black and Scholes option pricing model taking into account the terms and conditions upon which the warrants were granted.

Assumptions
Number of warrants issued	1,000,000
Dividend yield	0.00%
Expected volatility	75%
Risk-free interest rate	4.948%
Expected life of warrants	1.25 years
Exercise price	$10.00
Issue date share price	$10.20

As the fair value determined using the Black Scholes Model of the Warrants issued to PIPE Investors was in excess of the US$9,880,682 cash received, the difference in fair value of the derivative liability and consideration received (the Calibration Allowance) is deferred and amortised over the 15 months that the warrant was exercisable or fully recognised as an expense when the warrant was exercised.

On 18 June 2024 Empery Asset Management LP (Empery) exercised 600,000 of the PIPE Warrants to acquire 2.4 million CMRL shares for US$6 million. This related to 600,000 CMRL shares at US$10 per share and the 3 additional shares provided to PIPE Investors upon exercise of the PIPE Warrants.

As at 31 December 2024 the fair value of the warrants is as follows:

Assumptions
Number of warrants issued	400,000
Dividend yield	0.00%
Expected volatility	80%
Risk-free interest rate	4.255%
Expected life of warrants	0.41 years
Exercise price	$10.00
Share price at 31 December 2024	$6.79

24 | Page

CRITICAL METALS CORP

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF YEARS ENDED 31 DECEMBER 2024 AND 2023 (UNAUDITED)

c)	Warrants issued on 27 February 2024 with exercise price of $10.71 (subject to adjustments)

On 27 February 2024, a total of 1,814,797 warrants were issued to Gem Global Yield LLC SCS (GEM) for a credit facility to be made available to the Company. The unlisted warrants are exercisable at $10.71 each (subject to adjustments) on or before 27 February 2027. The warrants are classified as derivative liabilities because it converts into a variable number of shares and its value varies with the Company’s share price. Effective as of 27 February 2025, the exercise price of such warrants was adjusted to $5.00 per share (refer note 33).

The fair value of the warrants granted is estimated as at the date of grant using the Monte Carlos Simulation (MCS) model taking into account the terms and conditions upon which the warrants were granted.

Assumptions
Number warrants issued	1,814,797
Dividend yield	0.00%
Expected volatility	75%
Risk-free interest rate	4.5%
Expected life of warrants	3.00 years
Exercise price	$10.71
Issue date share price	$10.20

The expected life of the warrants is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

The fair value of the warrants issued is estimated as at 31 December 2024 using the Monte Carlos Simulation (MCS) model taking into account the terms and conditions upon which the warrants were granted.

Assumptions
Number warrants issued	1,814,797
Dividend yield	0.00%
Expected volatility	80%
Risk-free interest rate	4.253%
Expected life of warrants	2.16 years
Exercise price	$10.71
Share price at 31 December 2024	$6.79

From 1 March 2025 the GEM Investor has the right require CRML to purchase the GEM Warrant from GEM Global in exchange for a number of ordinary shares in the Company having a value equal to US$27,200,000. Accordingly, the GEM Warrants are valued at the higher amount of the fair value of the warrant and US$27,200,000. On February 27, 2025, the GEM Investor delivered notice of its exercise of this right, but as of the date of this report such shares had not yet been issued (refer note 33).

d)	Additional warrants issued to Empery Asset Management LP

On 17 June 2024, a total of 1,000,000 warrants were issued to Empery Asset Management LP (Empery) induce early conversion of the February 2024 warrants. The unlisted warrants are exercisable at $11.45 each (subject to adjustments) on or before 18 June 2029. The warrants are classified as derivative liabilities because it converts into a variable number of shares and its value varies with the Company’s share price. Effective as of 27 February 2025, the exercise price of such warrants was adjusted to $5.00 per share (refer note 33).

The fair value of the warrants is estimated as at the date of grant using the Black and Scholes option pricing model taking into account the terms and conditions upon which the warrants were granted.

Assumptions
Number warrants issued	1,000,000
Dividend yield	0.00%
Expected volatility	75%
Risk-free interest rate	4.3%
Expected life of warrants	5.00 years
Exercise price	$11.45
Issue date share price	$11.30

The expected life of the warrants is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

25 | Page

CRITICAL METALS CORP

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF YEARS ENDED 31 DECEMBER 2024 AND 2023 (UNAUDITED)

The fair value of the warrants issued is estimated as at 31 December 2024 using the Black and Scholes option pricing model taking into account the terms and conditions upon which the warrants were granted.

Assumptions
Number warrants issued	1,000,000
Dividend yield	0.00%
Expected volatility	80%
Risk-free interest rate	4.351%
Expected life of warrants	4.47 years
Exercise price	$11.45
Share price at 31 December 2024	$6.79

e)	Listed warrants

At closing of the Transaction, a total of 7,750,000 listed warrants with a carrying value of $919,150 (note 29) were issued to Sizzle warrant holders to replace the existing Sizzle public warrants on issue. The listed warrants are exercisable at $11.50 each on or before 27 February 2029 and trade under the ticker CRMLW. The public warrants are valued at the closing warrant trading price at reporting date.

21.	SHARE CAPITAL

The Company has authorised share capital of 500,000,000 shares with a par value of $0.001 per share.

	31 December 2024 No of shares	31 December 2024 $
Opening balance	80,994,098	51,508,320
Issue of shares Tanbreez acquisition (i)	8,395,523	90,000,000
Issue of shares suppliers	100,000	489,579
Total share capital	89,489,621	141,997,899

	30 June 2024 No of shares	30 June 2024 $
Opening balance	100	39,414
Cancellation of shares upon completion of business combination	(100)	-
Issue of shares upon completion of business combination Transaction (ii)	78,517,582	78,518
Issue of shares upon conversion of warrants (iii)	2,476,516	2,476
Share premium reserve	-	51,387,912
Total share capital	80,994,098	51,508,320

(i)	During the half year ended 31 December 2024, the following shares were issued on the completion of the business combination:

◾	8,395,523 shares for the completion of stage 1 interest in Tanbreez (note 12)

◾	100,000 shares to Bellatrix Corporate Pty Ltd for the provision of accounting services to the Company (note 24)

(ii)	During the year ended 30 June 2024, the following shares were issued on the completion of the business combination:

◾	91,999 shares to existing Sizzle public stockholders

26 | Page

CRITICAL METALS CORP

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF YEARS ENDED 31 DECEMBER 2024 AND 2023 (UNAUDITED)

◾	3,368,750 shares to Sizzle initial stockholders, which included Sizzle directors and offices

◾	1,322,850 shares to Cantor (1,247,250 shares, consisting of the 1,200,000 shares as compensation to Cantor in connection with the deferred underwriting fee and 47,250 representative shares which Cantor purchased in a private placement in connection with the Sizzle IPO) and EBC (consisting of the 75,600 EBC Shares).

◾	4,149,000 shares to the PIPE Investors pursuant to the Subscription Agreements

◾	1,796,600 shares to vendors and services providers pursuant to fee modification agreements entered into (775,000 to suppliers for services provided and 1,021,600 in respect to the repayment of loans)

◾	67,788,383 to European Lithium Ltd pursuant to the Merger agreements of the Transaction.

(iii)	During the year ended 30 June 2024, the following shares were issued upon the exercise of warrants:

◾	On 15 April 2024, the Company issued 5,360 shares ($11.50 each expiring 27 February 2029)

◾	On 6 May 2024, the Company issued 6,465 shares ($11.50 each expiring 27 February 2029)

◾	On 3 June 2024, the Company issued 3,015 shares ($11.50 each expiring 27 February 2029)

◾	On 10 June 2024, the Company issued 1 share ($11.50 each expiring 27 February 2029)

◾	On 17 June 2024, the Company issued 600 shares ($10.00 each expiring 27 May 2025)

◾	On 24 June 2024, the Company issued 1 share ($11.50 each expiring 27 February 2029)

◾	On 21 June 2024, the Company issued 2,000 shares ($11.50 each expiring 27 February 2029)

◾	On 25 June 2024, the Company issued 5,000 shares ($11.50 each expiring 27 February 2029)

◾	On 27 June 2024, the Company issued 25,000 shares ($11.50 each expiring 27 February 2029)

◾	On 28 June 2024, the Company issued 29,674 shares ($11.50 each expiring 27 February 2029)

As at 30 June 2024, funds in respect to the exercise of warrants on the 21 June 2024, 25 June 2024, 27 June 2024 and 28 June 2024 totalling $709,251 had not been received and were accounted for as a receivable (note 7).

Terms and conditions of contributed equity

Fully paid ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from sale of all surplus assets in proportion to the number of paid up shares held.

Fully paid ordinary shares entitle their holder to one vote, either in person or by proxy, at any shareholders’ meeting of the Company.

At 31 December 2024, all shares on issue in the Company are fully paid.

27 | Page

CRITICAL METALS CORP

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF YEARS ENDED 31 DECEMBER 2024 AND 2023 (UNAUDITED)

22.	UNISSUED CAPITAL

	31 December 2024 $	30 June 2024 $
Unissued capital reserve	45,734,183	45,734,183
	45,734,183	45,734,183

	31 December 2024 $	30 June 2024 $
Balance at beginning of period	45,734,183	44,470,123
Capital contribution funding received	-	1,127,417
Foreign exchange movement	-	136,643
Balance at end of period	45,734,183	45,734,183

During the period 1 July 2023 until 29 February 2024 upon closing of the Transaction, the Company received capital contribution from EUR of $1,264,060. The issue of shares in the Company pursuant to funding received remained outstanding at the balance sheet date.

23.	RESERVES

	31 December 2024 $	30 June 2024 $
Foreign currency translation reserve	(6,052,533)	(4,412,219)
NASDAQ listing reserve	43,998,710	43,998,710
Share-based payment reserve	19,043,083	790,690
	56,989,260	40,377,181

Foreign Currency Translation Reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of financial statements of foreign subsidiaries.

	31 December 2024 $	30 June 2024 $
Balance at beginning of period	(4,412,219)	(3,591,785)
Foreign currency exchange differences arising on translation of foreign operations	(1,640,314)	(820,434)
Balance at end of period	(6,052,533)	(4,412,219)

Share-based Payment Reserve

The share-based payment reserve records items recognised as expenses on valuation of employee share options and options issued to directors and consultants.

	31 December 2024 $	30 June 2024 $
Balance at beginning of period	790,690	-
Issue of RSUs to Directors and management (note 24)	17,381,700	608,156
Issue of shares to Directors and management in lieu of fees (i)	819,925	182,534
Issue of RSU’s to suppliers (note 24)	50,768	-
Balance at end of period	19,043,083	790,690

On 7 June 2024, the Company issued 50,765 shares to directors and management of the Company in lieu of director and consulting fees paid covering the period 29 February 2024 to 30 June 2024. The shares have been valued based on the trading price on the date of issue. An amount of $273,059 has been booked in the accounts covering the period 1 July 2024 to 31 December 2024.

28 | Page

CRITICAL METALS CORP

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF YEARS ENDED 31 DECEMBER 2024 AND 2023 (UNAUDITED)

On 28 January 2025, the Company issued 89,243 shares to directors and management of the Company in lieu of director and consulting fees paid covering the period 1 July 2024 to 31 December 2024. The shares have been valued based on the trading price on the date of issue. An amount of $546,866 has been booked in the accounts covering the period 1 July 2024 to 31 December 2024.

NASDAQ Listing Reserve

The NASDAQ listing reserve records items recognised in respect to the Company’s listing on the NASDAQ.

	31 December 2024 $	30 June 2024 $
Balance at beginning of period	43,998,710	-
NASDAQ listing costs (note 29)	-	43,998,710
Balance at end of period	43,998,710	43,998,710

24.	SHARE-BASED PAYMENTS

Total costs arising from share-based payment transactions recognised as an expense during the period were as follows:

	31 December 2024 $	31 December 2023 $
Issue of RSUs to Directors and management – Prior Year (i)	(17,294,242)	-
Issue of RSUs to Directors and management – Current Year (ii)	(87,458)	-
Issue of shares to suppliers – Bellatrix Corporate Pty Ltd (iii)	(489,580)	-
Issue of RSU’s to suppliers – Chris Gale (iv)	(50,768)
	(17,922,048)	-

(i)	RSUs to Directors and Management – Prior Year

On 7 June 2024, the Company issued 955,000 restricted stock units (RSU’s) to directors and management of the Company. On 1 July 2024, the Company issued 1,285,000 RSU’s to directors and management of the Company. The RSU’s were originally subject to varying vesting conditions. On 18 November 2024, the vesting period for all 2,240,000 RSU’s was revised to 27 February 2025.

The RSU’s were valued based on the trading price on the date of issue with the overall cost to be spread over the vesting period taking into consideration the revised besting period. An amount of $17,294,242 has been booked in the accounts as at 31 December 2024.

(ii)	RSUs to Directors and Management – Current Period

On 28 January 2025, the Company issued 100,000 restricted stock units (RSU’s) to the newly appointed CFO of the Company. The RSU’s are subject to the following vesting conditions:

◾	Tranche A – RSU’s vest on 30 June 2025 subject to the participant not experiencing a termination of employment or service with the Company or its subsidiaries on or prior to the vesting date.

The RSU’s have been valued based on the trading price on the date of issue with the overall cost to be spread over the vesting period. An amount of $87,458 has been booked in the accounts at 31 December 2024.

	Number of RSU’s	Grant date	Expiry Date	Fair value at grant date $ per right	Vesting conditions
Directors and Managers	100,000	28 January 2025	30 June 2025	$8.07	Tranche A

(iii)	Shares to Suppliers

On 10 October 2024, the Company issued 100,000 shares to Bellatrix Corporate Pty Ltd (Bellatrix), a related party to the previous interim CFO of the Company Ms Melissa Chapman. The shares were issued in respect of accounting services provided to the Company by Bellatrix during the period up to 31 December 2024. The shares vest on 28 February 2025. The shares have been valued based on the trading price on the date of issue with the overall cost to be spread over the vesting period. An amount of $489,580 has been booked in the accounts at 31 December 2024.

29 | Page

CRITICAL METALS CORP

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF YEARS ENDED 31 DECEMBER 2024 AND 2023 (UNAUDITED)

	Number of Shares	Grant date	Fair value at grant date $ per right	Vesting Date
Bellatrix	100,000	25 January 2025	$8.07	28 February 2025

(iv)	RSU’s to Suppliers

On 25 January 2025, the Company issued 10,000 RSU’s to Chris Gale for the provision of services to the Company in respect to the Transaction during the period up to 31 December 2024. The RSU’s vest on 30 June 2025. The RSU’s have been valued based on the trading price on the date of issue with the overall cost to be spread over the vesting period. An amount of $50,768 has been booked in the accounts at 31 December 2024.

	Number of RSU’s	Grant date	Fair value at grant date $ per right	Vesting Date
Chris Gale	10,000	25 January 2025	$8.07	30 June 2025

25.	LOSS PER SHARE

	31 December 2024 $	31 December 2023 $
Profit/(loss) used in the calculation of basic and dilutive loss per share	(14,378,454)	(1,839,709)

	31 December 2024 $ per share	31 December 2023 $ per share
Loss per share:
Basic loss per share	(0.16)	(18,397.09)
Diluted loss per share	(0.16)	(18,397.09)

	31 December 2024 Number	31 December 2023 Number
Weighted average number of shares	88,390,180	100

There are dilutive potential ordinary shares on issue at reporting date. Given the Company has made a loss and has no warrants on issue, there is no dilution of earnings hence the diluted loss per share is the same as for basic loss per share.

26.	COMMITMENTS AND CONTINGENCIES

a)	Exploration commitments

The Group has no minimum expenditure requirements in relation to its exploration and mining licences at its Wolfsberg Project other than minimal annual licence and mine safety fees.

b)	Contingencies

On 12 February 2024, the Company entered into a letter agreement with Jett Capital in respect to their fees in connection with the Transaction. Jett Capital are entitled to a fee of $3,331,718 at closing of the first equity or equity linked offering by, or placement into the Company, a fee of $3,331,718 at closing of the second equity or equity linked offering by, or placement into the Company and a fee of $6,663,435 at closing of the third equity or equity linked offering by, or placement into the Company. In addition, Jett Capital and CCM are collectively entitled to a cash fee of 5% of the PIPE financing proceeds for their services as co-placement agents, to be shared equally between CCM and Jett Capital. Should the PIPE financing proceeds be raised by Jett Capital not as co-placement agent, then Jett Capital is entitled to a cash fee of 5% of the PIPE financing proceeds along with private placement warrants equal to 5% of the total offering size.

On 27 February 2024, the Company entered into a letter agreement with CCM in respect to their fees in connection with the Transaction. CCM are entitled to a fee of $1,250,000 at closing of the first equity or equity linked offering by, or placement into the Company, a fee of $1,250,000 at closing of the second equity or equity linked offering by, or placement into the Company and a fee of $1,250,000 at closing of the third equity or equity linked offering by, or placement into the Company. In addition, Jett Capital and CCM are collectively entitled to a cash fee of 5% of the PIPE financing proceeds for their services as co-placement agents, to be shared equally between CCM and Jett Capital.

30 | Page

CRITICAL METALS CORP

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF YEARS ENDED 31 DECEMBER 2024 AND 2023 (UNAUDITED)

On 31 March 2024, the Company entered into a consulting agreement with ICR LLC (ICR). ICR are entitled to a fee of $250,000 upon completion of the Company’s next round of funding.

On 5 June 2024, the Company entered into a heads of agreement to acquire 92.5% of the issued capital of Rimbal Pty Ltd (Vendor) which is the registered holder of 92.5% of the issued capital of Tanbreez Mining Greenland A/S (Tanbreez) which holds the only exploitation permit for rare earths in Greenland (HOA). As at 31 December 2024, the CRML Group had completed the Initial Investment and Stage 1 interest and held an interest of 42.0% interest in Tanbreez. In addition, CRML’s controlling entity European Lithium Limited holds a 7.5% interest in Tanbreez and consequently held a 49.5% interest in Tanbreez as at 31 December 2024. The stage 2 interest to acquire the 50.50% equity interest in Tanbreez is subject to CRML expending a minimum of US$10 million on the permit with 2 years from execution of the HOA (note 12).

The Company has provided bank guarantees to the value of €20,000 in respect of any unrepaired damage to property at the Wolfsberg project (note 9).

There has been no other change in contingent liabilities since the last annual reporting date.

27.	CASH FLOW INFORMATION

	31 December 2024 $	31 December 2023 $
Reconciliation from net loss after tax to net cash used in operations
Net loss	(14,378,454)	(1,839,709)
Non-cash flows included in operating loss:
Depreciation (note 10)	871	3,442
Amortisation (note 14)	5,098	-
Loss on fair value of warrants (note 20)	(6,148,162)	-
Due diligence expenses (classified as investing activities)	(225,000)	-
Finance expenses	(578,611)	-
Share based payment expense (note 24)	17,922,048	-
Issue of shares to directors and management in lieu of fees (note 23)	819,925	-
Share of net losses of associate (note 13)	(1,714)	-
Share of net profits of JV accounted for using the equity method (note 12)	(100,994)
Foreign exchange	(372,166)	(1,920)
Changes in assets and liabilities:
Decrease / (Increase) in trade and other receivables	435,266	(49,050)
Decrease in prepaid expenses	1,645,180	-
(Increase) / Decrease in trade and other payables	(1,329,879)	905,861
Increase in provisions	911	1,071
Other movements	(283,205)	26,633
Increase in related party payable	-	150,940
Net cash (used in) operating activities	(2,588,886)	(802,732)

28.	RELATED PARTY DISCLOSURES

Balances between the Company and its subsidiaries which are related parties of the Company have been eliminated on consolidation and are not disclosed in this note. Details of percentage of ordinary shares held in subsidiaries are disclosed in Note 31 to the financial statements. Note 31 provides information about the group’s structure including the details of the subsidiaries and the holding company.

During the half year ended 31 December 2024 the Company received capital contributions from European Lithium Limited (ASX: EUR), being the previous parent entity of the Company of $1,737,438 (note 18). As at 31 December 2024, the amount owing was $6,008,590 (30 June 2024: $4,268,857).

29.	SIZZLE ACQUISITION

On 26 October 2022, European Lithium Ltd (EUR) announced that it had entered into an acquisition agreement with Sizzle Acquisition Corp., a US special purpose acquisition company listed on NASDAQ (NASDAQ:SZZL) (Sizzle), pursuant to which EUR will effectively sell down its shareholding in European Lithium AT (Investments) Ltd, ECM Lithium AT GmbH and ECM Lithium AT Operating GmbH (collectively EUR Austria), which hold the Wolfsberg Lithium Project and certain other mineral permits prospective for lithium in Austria, in consideration for the issue of shares in the Company (Transaction). The Transaction was approved by EUR shareholders on 20 January 2023 and on 22 February 2024, Sizzle shareholders approved the transaction as a special meeting. CRML commenced trading on the Nasdaq on 28 February 2024.

31 | Page

CRITICAL METALS CORP

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF YEARS ENDED 31 DECEMBER 2024 AND 2023 (UNAUDITED)

The Company has accounted for the Transaction in accordance with the March 2013 IFRIC Agenda Decision. The Company’s listing expenses includes the value of shares provided to Sizzle founding shareholders net of the net assets acquired in Sizzle. The listing expense of $63,410,794 has been calculated by the Company comprising:

◾	4,221,600 shares in CRML to Sizzle founding shareholders, which in accordance with AASB 2 have been valued using the Sizzle common share price of $10.20 per share,

◾	91,999 shares in CRML to Sizzle existing shareholders, which in accordance with AASB 2 have been valued using the Sizzle common share price of $10.20 per share,

◾	799,600 public shares in CRML acquired by Empery, which in accordance with AASB 2 have been valued using a share price of $11.03 per share being the price paid for the shares by Empery on the open market, and

◾	At completion of the Transaction, Sizzle had a net liability position of $10,473,822 as set out below.

In accordance with IFRS 2, the Company has treated the difference between the net liability position and fair value of the shares and warrants of $67,797,276 as a listing expense.

30 June 2024 $
Fair value of equity instruments to have been issued by CRML
Sizzle share consideration price	$10.20
Total number of Sizzle shares at closing
Sponsor shares	4,221,600
Sizzle Public shares	91,999
4,313,599

Total fair value of equity instruments issued to Sizzle shareholders	43,998,710

Fair value of identifiable net assets of Sizzle:
Cash and cash equivalent	9,835,289
Proceeds from trust account attributable to not redeemed shares held by Empery	(8,819,744)
Accrued offering costs and expenses	(11,979,192)
Excise tax payable	(1,630,890)
Deferred underwriters fee	(8,150,000)
Income tax payable	(675,442)
Promissory note – related party	(1,459,437)
Listed warrants	(919,150)
Fair value of identifiable net assets of Sizzle at 29 February 2024	(23,798,566)

IFRS 2 listing expense	67,797,276

30.	FINANCIAL INSTRUMENTS

Set out below is an overview of financial instruments, other than cash and short-term deposits, held by the Group as at 31 December 2024:

		Fair value
	At amortised cost	Through profit or loss	Through other comprehensive income
	$	$	$
Financial assets
Trade and other receivables	402,664	-	-
Total current assets	402,664	-	-
Total assets	402,664	-	-

Financial liabilities
Trade and other payables	15,020,046	-	-
Total current liabilities	15,020,046	-	-
Total liabilities	15,020,046	-	-

32 | Page

CRITICAL METALS CORP

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF YEARS ENDED 31 DECEMBER 2024 AND 2023 (UNAUDITED)

Set out below is an overview of financial instruments, other than cash and short-term deposits, held by the Group as at 30 June 2024:

		Fair value
	At amortised cost	Through profit or loss	Through other comprehensive income
	$	$	$
Financial assets
Trade and other receivables	837,930	-	-
Total current assets	837,930	-	-
Total assets	837,930	-	-

Financial liabilities
Trade and other payables	15,020,679	-	-
Total current liabilities	15,020,679	-	-
Total liabilities	15,020,679	-	-

31.	SUBSIDIARIES

		Ownership Interest
	Country of Incorporation	31 December 2024%	30 June 2024%
Parent
Critical Metals Corp	British Virgin Islands
Subsidiaries
European Lithium AT (Investments) Ltd	British Virgin Islands	100	100
ECM Lithium AT GmbH	Austria	100	100
ECM Lithium AT Operating GmbH	Austria	100	100
Sizzle Acquisition Corp	USA	100	100

32.	KEY MANAGEMENT PERSONNEL DISCLOSURES

a)	Key management personnel compensation

	31 December 2024 $	30 June 2024 $
Short-term employee benefits	834,452	296,978
	834,452	296,978

b)	Equity instrument disclosures relating to key management personnel

During the half year ended 31 December 2024, a total of 100,000 RSU’s were issued to Key management personnel (subject to vesting conditions (refer note 24).

During the year ended 30 June 2024, the Company issued 955,000 restricted stock units (RSU’s) to directors and management of the Company. On 1 July 2024, the Company issued 1,285,000 RSU’s to directors and management of the Company. The RSU’s were originally subject to varying vesting conditions. On 25 January 2025, the vesting period for all 2,240,000 RSU’s was revised to 27 February 2025 (refer note 24).

During the half year ended 31 December 2024, a total of 89,243 shares were issued to directors and key management personnel of the Company in lieu of director and consulting fees paid covering the period 1 July 2024 to 31 December 2024 (refer note 24).

During the year ended 30 June 2024, a total of 50,765 shares were issued to directors and key management personnel of the Company in lieu of director and consulting fees paid covering the period 29 February 2024 to 30 June 2024 (refer note 23).

During the half year ended 31 December 2024, a total of 100,000 shares were issued to key management personnel for services provided (Refer note 24).

33 | Page

CRITICAL METALS CORP

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF YEARS ENDED 31 DECEMBER 2024 AND 2023 (UNAUDITED)

33.	EVENTS AFTER THE REPORTING PERIOD

Since 1 January 2025 to the date of authorising these accounts, European Lithium Ltd provided funding of $0.8 million to the Company and the Company repaid funds of $1.6 million to European Lithium Ltd in respect to previous amounts advanced.

On 21 January 2025, the Company announced that it had approved a comprehensive bitcoin (BTC) treasury strategy, adopting BTC as a primary asset in its treasury program. As part of the convertible note financing, led by JBA Asset Management, Critical Metals Corp may have access to up to $500 million to purchase BTC subject to the conditions of the Transaction Documents, with $100 million closing in the first tranche (the “Initial Closing”), which may be used to purchase BTC, subject to certain conditions being met. The $100 million first tranche was issued with 100% warrant coverage and subsequent tranches totalling up to $400 million at the Buyers discretion will have 50% warrant coverage. At the Initial Closing, the Company shall issue to the lead investor (i) 1,000,000 ordinary shares of the Company and (ii) warrants to purchase 14,285,714 ordinary shares. The Initial Closing is expected to occur in the second quarter of 2025; however, no assurances can be given that the closing conditions will be met or that the Initial Closing will occur.

On 7 February 2025, the Company completed a private placement of its ordinary shares resulting in aggregate gross proceeds of approximately US$24.6 million (before expenses). Funding raised will be used in developing plans for both the Tanbreez Project and Wolfsberg Project and for general corporate and working capital purposes. Under the terms of the securities purchase agreement, the Company issued approximately 4.9 million ordinary shares (the “PIPE Shares”) and warrants to purchase ordinary shares (the “PIPE Warrants”), in an amount equal to 100% of the aggregate PIPE Shares, an aggregate offering price of US$5.00 per PIPE Share and PIPE Warrant. The PIPE Warrants have a strike price of US$7.00 and an expiry date of 4-years from Issue Date. The shares sold in the private placement are subject to resale registration rights.

On 27 February 2025, the Company announced the appointment of Mr Michael Ryan as Independent Director to the Company’s Board effective 1 March 2025. On the same day, the Company entered into an agreement with Mike Ryan for the provision of consulting services. Under the terms of the agreement, the consultant was offered 100,000 RSU’s which vest on 1 July 2025 subject to the consultant being engaged by the Company at this time.

On 27 February 2025, the Company delivered a notice of price adjustment to certain holders of private warrants (the “Private Warrants”) to purchase Ordinary Shares. Pursuant to the terms of the Private Warrants, upon the occurrence of certain specified events, the warrant price and/or number of shares issuable upon exercise of such Private Warrants is subject to adjustment from time to time as set forth therein. As a result of certain events, the exercise price of the Private Warrants was adjusted to $5.00 per share effective as of February 27, 2025. Holders of the Private Warrants include Polar Multi-Strategy Master Fund, certain funds affiliated with Empery Asset Management, LP and Gem Global Yield LLC SCS. In the aggregate, the Private Warrants are exercisable for 3,564,797 Ordinary Shares.

The GEM Investor, on the first anniversary of the closing of the Business Combination, was granted the right to require us to purchase the GEM Warrant from GEM Global in exchange for a number of Ordinary Shares having a value equal to $27,200,000. On February 27, 2025, the GEM Investor delivered notice of its exercise of this right, but as of the date hereof such shares had not yet been issued.

Pursuant to letter agreements entered into with GEM Global and GYBL, we agreed to deliver, in lieu of the Commitment Fee Put Amount on the date upon which it was otherwise due and payable, a cash payment of $3,500,000 following the consummation of a capital raising transaction. The private placement transaction that occurred on 7 February 2025 constitutes a capital raising transaction and such cash payment payable under the letter agreement accrues interest at a 10% annual rate until paid. As of the date hereof, we have not made such payment.

On 28 February 2025, the Board resolved to approve the issue of 500,000 shares in CRML and a bonus cash payment of US$100,000 to the CEO and Executive Chairman Mr Tony Sage.

On 13 March 2025, we announced the maiden mineral resource estimate (MRE) in accordance with Regulation SK-1300 report for the Tanbreez Project.

On 13 March 2025, the Company entered into a letter agreement with the Obeikan Group extending the long stop end date to 30 June 2025 thus allowing the Company additional time to satisfy the outstanding conditions precedent in respect to the joint venture.

No other matters or circumstances have arisen since the end of the financial year which significantly altered or may significantly alter the operations of the Company, the results of those operations or the state of affairs of the Company in financial years subsequent to 31 December 2024.

34 | Page